Exhibit 99.1

Qudian Inc. Announces Name and Ticker Change

XIAMEN, China, December 11, 2025/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced the change of its name to “High Templar Tech Limited” and its ticker symbol to “HTT”.

As previously announced by the Company on November 12, 2025, its board of directors (the “Board”) resolved to (i) change the Company’s name to “High Templar Tech Limited” (the “Name Change”), subject to shareholders’ approval to be obtained at an extraordinary general meeting of shareholders (the “EGM”), and (ii) change the ticker symbol to “HTT”. At the EGM held on December 10, 2025, the Company’s shareholders approved the Name Change by a special resolution.

The Company’s American Depositary Shares (“ADSs”), each representing one Class A ordinary shares, par value of US$0.0001 per share, of the Company, are currently listed on the New York Stock Exchange under the ticker symbol “QD”. The Company’s ADSs are expected to begin trading under the Company’s new name, “High Templar Tech Limited”, and its new ticker symbol, “HTT”, effective at the opening of trading on December 22, 2025.

About Qudian Inc.

Qudian Inc. (to be renamed as High Templar Tech Limited) (NYSE: QD) (to be changed to HTT) is a consumer-oriented technology company. Qudian is exploring innovative business opportunities to satisfy consumers’ demand by leveraging its technology capabilities. For more information, please visit http://ir.qudian.com.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com